Exhibit 99.4

Sun Life Financial Inc. Form of Shareholder Proxy for the May 5, 2021 Annual Meeting Sun Life Your control number is: The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Company”) hereby appoints William D. Anderson, Chair of the Board, or failing him, Scott F. Powers, Chair of the Governance, Investment & Conduct Review Committee, or failing him, a director of the Company appointed by the directors present at the meeting, or instead of any of the foregoing, as the proxyholder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Company to be held on Wednesday, May 5, 2021 and at any continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person or company other than those designated above by inserting the name of such person in the space provided above. In addition, YOU OR YOUR PROXYHOLDER MUST obtain a control number by calling 1 (866) 751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) or by completing an online form at: https://lp.astfinancial.com/ControlNumber by 5:00 pm (Toronto time) on Monday, May 3, 2021 from the Company’s transfer agent and registrar, AST Trust Company (Canada) (AST). This control number will allow your proxyholder to log in to and vote at the meeting. Without a control number, your proxyholder will be able to log in to the meeting as a guest and will not be able to vote. A duly completed form of proxy must be received by AST no later than 5:00 pm (Toronto time) on Monday, May 3, 2021 or, in the case of an adjournment of the meeting, by no later than 5:00 pm (Toronto time) on the date that is two business days before the meeting is reconvened. See reverse side for instructions for submitting your proxy. Information on the following can be found in the Management Information Circular of the Company dated March 12, 2021. The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxyholders designated by the directors and management intend to vote FOR the matters below: 1. Election of Directors 01 William D. Anderson [    ] For [    ] Withhold 07 M. Marianne Harris [    ] For [    ] Withhold 02 Deepak Chopra [    ] For [    ] Withhold 08 David H. Y. Ho [    ] For [    ] Withhold 03 Dean A. Connor [    ] For [    ] Withhold 09 James M. Peck [    ] For [    ] [    ] Withhold 04 Stephanie L. Coyles [    ] For [    ] Withhold 10 Scott F. Powers [    ] For [    ] Withhold 05 Martin J. G. Glynn [    ] For [    ] Withhold 11 Kevin D. Strain [    ] For [    ] Withhold 06 Ashok K. Gupta [    ] For [    ] Withhold 12 Barbara G. Stymiest [    ] For [    ] Withhold 2. Appointment of Deloitte LLP as Auditor [    ] For [    ] Withhold 3. Special resolution to amend By-law No. 1 re: maximum board compensation [    ] For [    ] Against 4. Non-Binding Advisory Vote on Approach to Executive Compensation [    ] For [    ] Against Your Signature(s) (all common shareholders named on proxy must sign) X Date (dd-mm-yyyy) If you have questions regarding this proxy, please refer to the Voting section of the Management Information Circular for contact information. S-1

Notes to the Form of Proxy This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 5, 2021, and any continuation of the Annual Meeting after any adjournment thereof. a) If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures must agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided. b) If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy. c) Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxyholder reserves the right vote for another nominee in his or her discretion unless the proxyholder has been specifically instructed on this form of proxy to withhold the vote for the election of directors. d) This form of proxy confers discretionary authority upon the proxyholder with respect to matters that may properly come before the meeting. e) This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 12, 2021. Instructions for Submitting Your Proxy By Mail: Mark, sign, date and return in the envelope provided. By Email: Mark, sign, date, scan and email both pages to proxyvote@astfinancial.com. By Telephone: From Canada or the United States only, using a touch-tone telephone, call toll free 1 (888) 489-7352 (English and French) and follow the voice instructions. You will need to refer to your control number printed on the front of this proxy form. By Internet: Access www.astvotemyproxy.com and follow the instructions. You will need to refer to your control number printed on the front of this proxy form. THIS IS THE END OF THE PROXY FORM FOR THE 2021 ANNUAL MEETING. GO DIGITAL! Sign up for our electronic delivery service. Electronic Delivery of Documents We are permitted to deliver our Management Information Circular and management’s discussion and analysis to you through notice-and-access as described in the Circular. If you wish to go digital and receive other materials prepared by Sun Life Financial Inc., such as notices of meeting, proxy forms, annual financial statements and other information by e-mail instead of in hard copy, you can provide your consent by signing up on-line at: https://ca.astfinancial.com/SLFGoDigital or by checking the box and providing your e-mail address below. We encourage you to take advantage of this service. You may change your instructions at any time by writing to the Company’s transfer agent, AST Trust Company (Canada), at sunlifeinquiries@astfinancial.com. Please provide your instructions along with your name, address and Shareholder Account Number at the bottom of this form. To: AST Trust Company (Canada) [    ] I wish to receive materials prepared by Sun Life Financial Inc., such as notices of meeting, proxy forms, annual financial statements and other information required to be sent to shareholders, electronically. Doing so means that you will be notified by email when such documents are available, at which time they can be viewed and/or downloaded from our website: www.sunlife.com. My e-mail address is: The Insurance Companies Act (Canada) provides that you may also decline to receive annual financial statements, by mail or electronically, by providing written instructions. Please check the box below if you do not wish to receive future annual financial statements. If you do not provide instructions below, the annual financial statements will be sent to you. [    ] I do not wish to receive annual financial statements. Shareholder’s name and account number Your signature(s) (all common shareholders named on proxy must sign) X Date (dd-mm-yyyy) S-1

REQUEST FOR FINANCIAL STATEMENTS DEMANDE D’ÉTATS FINANCIERS ONLINE: VISIT BROADRIDGEFINANCIALREQUESTS.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW. EN LIGNE : VISITEZ BROADRIDGEFINANCIALREQUESTS.COM À L’AIDE DE VOTRE ORDINATEUR OU DE VOTRE APPAREIL PORTABLE. VOTRE NUMÉRO DE CONTRÔLE EST INDIQUÉ CI-DESSOUS. CONTROL NUMBER: NUMÉRO DE CONTRÔLE : 9999 9999 9999 9999 25470E503 SCAN TO REQUEST MATERIAL NOW NUMÉRISEZ POUR DEMANDER LES DOCUMENTS MAINTENANT GR1 To: Holders of Sun Life Financial Inc. (“SLF”) Class A Preferred Shares, Series 1, 2, 3, 4, 5, 8R, 9QR, 10R, 11QR and 12R Request for Financial Statements Sun Life Financial Inc.’s annual financial statements, interim financial statements and the related management’s discussion and analysis are available on-line at www.sunlife.com/financialreports. If you want us to mail you a printed copy of these documents, please indicate below. If you do not provide instructions, these documents will not be sent to you. You will be asked this question annually. [    ] YES, I wish to receive a paper copy of the 2021 annual financial statements and the related management’s discussion and analysis. [    ] YES, I wish to receive a paper copy of the 2021 interim financial statements and the related management’s discussion and analysis. You may also sign up on-line at: https://ca.astfinancial.com/financialstatements (company code: 6981b). Signature Date (dd/mm/yy) Thank you for investing in Sun Life Financial Inc. Dest. : Porteurs d’actions privilégiées de catégorie A, série 1, 2, 3, 4, 5, 8R, 9QR, 10R, 11QR et 12R de la Financière Sun Life inc. (la «FSL») Demande d’envoi des états financiers Les états financiers annuels et les états financiers intermédiaires de la Financière Sun Life inc., de même que les rapports de gestion s’y rapportant, sont accessibles en ligne sur le site www.sunlife.com/rapportsfinanciers.. Si vous désirez que nous vous envoyions par la poste un exemplaire imprimé de ces documents, veuillez l’indiquer ci-dessous. Si vous ne fournissez pas de directives, ces documents ne vous seront pas envoyés. Cette question vous sera posée chaque année. [    ] OUI – Je désire recevoir un exemplaire Papier des états financiers annuels de 2021 et du rapport de gestion s’y rapportant. [    ] OUI – Je désire recevoir un exemplaire papier des états financiers intermédiaires de 2021 et des rapports de gestion s’y rapportant. Vous pouvez également vous inscrire en ligne à l’adresse https://ca.astfinancial.com/etatsfinanciers (code de la société : 6981b). Signature Date (jj/mm/aa) Nous vous remercions d’avoir investi dans la Financire Sun Life inc. 9999 9999 9999 9999